4/10

03007983

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Westone Ventures Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 16 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4890 FISCAL YEAR 11-30-02

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 4/10/03

12g-3-2 (b)
File # 82-4890

03 APR 10 AM 7:21

ARS
11-30-02

Westone Ventures Inc.
Financial Statements

Year ended November 30, 2002

BKR INTERNATIONAL

Watson Aberant LLP
CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Table of Contents

Year ended November 30, 2002

	Page
Management Responsibility Statement	1
Auditors' Report	2
Financial Statements	
Balance Sheet	3
Statement of Operations	4
Statement of Deficit	5
Statement of Cash Flows	6
Notes to the Financial Statements	7

Management Responsibility Statement

The management of Westone Ventures Inc. is responsible for preparing the financial statements, the notes to the financial statements and other financial information contained in these financial statements.

Management prepares the financial statements in accordance with Canadian generally accepted accounting principles. The financial statements are considered by management to present fairly the company's financial position and results of operations.

Management, in fulfilling its responsibilities, has developed and maintains a system of internal accounting controls designed to provide reasonable assurance that company assets are safeguarded from loss or unauthorized use, and that the records are reliable for preparing the financial statements.

The financial statements have been reported on by Watson Aberant LLP, Chartered Accountants, the shareholders' auditors. Their report outlines the scope of their examination and their opinion on the financial statements.

President

Watson Aberant LLP
CHARTERED ACCOUNTANTS

4212 - 98 Street
Edmonton, Alberta
T6E 6A1

Telephone (780) 438-5969
Fax: (780) 437-3918
Email: info@watsonaberant.com

AUDITORS' REPORT

To: The Shareholders of
Westone Ventures Inc.

We have audited the balance sheet of Westone Ventures Inc. as at November 30, 2002 and November 30, 2001 and the statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2002, and November 30, 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Watson Aberant LLP

Edmonton, Alberta
January 23, 2003

Chartered Accountants

BKR INTERNATIONAL

Westone Ventures Inc.
(Incorporated under the Business Corporations Act of Alberta)
Balance Sheet

As at November 30	2002	2001
Assets		
Current		
Cash	$ 75,854	$ 85,919
Goods and services tax receivable	7,825	2,881
	$ 83,679	$ 88,800
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 12,740	$ 8,684
Advances from related party (note 4)	65,000	-
Advances from director (note 3)	506,164	587,564
	583,904	596,248
Share capital and deficit		
Share capital (note 5)	1,450,937	1,298,477
Deficit	(1,951,162)	(1,805,925)
	(500,225)	(507,448)
	$ 83,679	$ 88,800

Approved on behalf of the board

Director

Director

BKR INTERNATIONAL

See accompanying notes

Watson Aberant LLP CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Statement of Operations

Year ended November 30	2002	2001
Revenue	$ -	$ -
Expenses		
Consulting fees	60,748	-
Office and occupancy costs	32,745	28,563
Travel	27,237	25,516
Professional fees	17,580	20,630
Listing fees	6,799	15,841
Interest and bank charges	128	188
Amortization of option costs	-	65,553
General and administrative	-	1,402
	145,237	157,693
Loss from operations	(145,237)	(157,693)
Other expense		
Write down of investments	-	408,897
Loss for the year	$ (145,237)	$ (566,590)
Basic earnings per share	$ (0.008)	$ (0.035)
Diluted loss per share	$ (0.008)	$ (0.035)
Weighted average number of shares outstanding	16,889,875	15,996,000

See accompanying notes

BKR INTERNATIONAL

Watson Aberant LLP CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Statement of Deficit

Year ended November 30	2002	2001
Deficit, at beginning of year	$ (1,805,925)	$ (1,239,335)
Loss for the year	(145,237)	(566,590)
Deficit, at end of year	$ (1,951,162)	$ (1,805,925)

See accompanying notes

Westone Ventures Inc.
Statement of Cash Flows

Year ended November 30	2002	2001
Cash flows from operating activities		
Cash paid to suppliers	$ (144,625)	$ (130,381)
	(144,625)	(130,381)
Cash flows from investing activities		
Advances from related party	65,000	-
Purchase of investments	(1,500)	(34,134)
	63,500	(34,134)
Cash flows from financing activities		
Advances from director	(81,400)	240,765
Issuance of share capital	152,460	-
	71,060	240,765
(Decrease) increase in cash	(10,065)	76,250
Cash, at beginning of year	85,919	9,669
Cash, at end of year	$ 75,854	$ 85,919

Year ended November 30, 2002

1. **Nature of operations**

Westone Ventures Inc. was incorporated under the Business Corporations Act of Alberta on November 19, 1993. The company is involved in securing equity financing with which it identifies, evaluates and invests in business or resource prospects. The company finances its resource investments by the issuance of securities to the extent such instruments are issuable under terms acceptable to the company.

2. **Significant accounting policies**

(a) **Loss per share**

The loss per share is calculated using the weighted average number of common shares outstanding during the year.

	Income (Numerator)	Shares (Denominator)	Per share amount
Basic Loss Per Share:			
Loss for the year available to common shareholders	$(145,267)	16,889,875	$(0.008)
Effect of dilutive securities (Note A)	NIL	NIL	
Diluted Loss Per Share:			
Adjusted loss available to common shareholders	$(145,267)	16,889,875	$(0.008)

Note A

Options to purchase the remaining 179,000 shares at $0.0666 per share pursuant to the August 17, 1998 Management Stock Option Agreement were outstanding in the year ended November 30, 2002 but were not included in the computation of diluted loss per share because the option's exercise price was greater than the average market price of the common shares. The options, which expire on August 17, 2003, were still outstanding on November 30, 2002.

(b) **Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that

2. **Significant accounting policies, continued**

affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

3. **Advances from director**

The advances from director are due on demand and are non-interest bearing. As the director has indicated that he does not intend to demand repayment in the next twelve months, the advances have been classified as a long-term liability in these financial statements.

4. **Related party transactions**

The following transactions have occurred during the year. These transactions are in the normal course of operations and are measured at their exchange amounts.

Consulting fees paid to related party	$ 60,748
Occupancy costs paid to director	$ 27,803
Repayment of advances from director	$ 81,140

At November 30, 2002 balances owing to the director and a related party were $506,164 and $65,000 respectively. The related party is related to the company through common significant influence. These outstanding balances are due on demand and are non-interest bearing. The related party and director have indicated that they do not intend to demand repayment in the next twelve months. As such the outstanding balances have been classified as long term liabilities in these financial statements.

5. Share capital

Authorized
Unlimited number of common voting shares
Unlimited number of preferred non-voting shares

	Number		Amount
Issued			
Issuance of common shares; December 18, 1993 ($0.10 per share)	**750,000**	$	75,000
Issuance of common shares; public offering, July 7, 1994 ($0.20 per share less issue costs)	**1,000,000**		160,690
Issuance of common shares; private offering, July 13, 1998 ($0.20 per share)	**1,275,000**		255,000
Issuance of common shares; exercise of options; July 28, 1998 ($0.20 per share)	**175,000**		35,000
	3,200,000		525,690
Stock split - three for one; November 30, 1998	**6,400,000**		-
Balance at November 30, 1998	**9,600,000**		525,690
Issuance of common shares; exercise of options; April 20, 1999 ($0.0666 per share)	**198,000**		13,200
Issuance of common shares; exercise of options; August 20, 1999 ($0.0666 per share)	**25,000**		1,665
Issuance of common shares; exercise of options; November 17, 1999 ($0.0666 per share)	**50,000**		3,330
Issuance of common shares; exercise of warrants; November 10, 1999 ($0.0666 per share)	**3,825,000**		254,745
Issuance of common shares; private placement; June 1, 2000 ($0.24 per share)	**2,000,000**		480,000
Issuance of common shares; exercise of options; November 30, 2000 ($0.0666 per share)	**298,000**		19,847
Balance at November 30, 2001	**15,996,000**		1,298,477
Issuance of common shares; exercise of options; May 1, 2002 ($0.10 per share)	**1,524,600**		152,460
Balance at November 30, 2002	**17,520,600**	$	1,450,937

The company follows the accounting policy of reducing the proceeds from the issue of new shares by the costs directly related to the issuance.

5. Share capital

The preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

The Corporation has established The Corporation's Stock Option Plan. To this plan, the Corporation has reserved a number of common shares equal to 10 percent of the shares issued and outstanding from time to time. The plan provides that the terms of the option and option price shall be fixed by the directors, subject to the price restrictions and other requirements imposed by the TSX Venture Exchange.

At the June 26, 1998 annual shareholders meeting a stock split of three new shares for one old share was approved. This split applied to all shares, options, and warrants outstanding as at November 30, 1998.

The Corporation has entered into a Directors' and Management Stock Option Agreement on August 17, 1998. This agreement granted to the officers and directors an option to purchase 750,000 (250,000 prior to 3:1 split) shares at a price of $0.0667 (0.20 prior to 3:1 split) per share. A total of 571,000 options were exercised in 1999 and 2000. The remaining 179,000 options will expire August, 2003

On December 28, 2000 the company entered into a Stock Option Agreement with its directors. This agreement, subject to the company's Stock Option Plan, granted to two directors an irrevocable option to purchase common shares in their capacity as directors and officers of the company. Each optionee may purchase 762,300 common shares at $0.10 per share. The option expires on December 28, 2005. During the year ended November 30, 2002, the company issued 1,524,600 common shares for $152,460 to the two directors.

6. Going concern considerations

The ability of the company to continue participating and realizing on projects, prospects or investments is dependent on the company being successful in obtaining debt or equity financing to meet their portion of future commitments.

7. Income taxes

For income tax purposes, the company has non-capital losses carried forward in the amount of $357,404, which can be applied to reduce future years' taxable income from the company's current or substantially similar business as follows:

Amount	Year
$212,167	2008
$145,237	2009

In addition, included in the deficit are resource expenditures for which the tax deduction has been deferred.

8. Financial instruments

Financial instruments consist of recorded amounts of accounts payable and accruals, advances from related party and advances from director which will result in future cash outlays.

a) Fair Value

The carrying values of the financial instruments noted above approximate their fair values.